CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
 www.creamminerals.com

TSX Venture Exchange Symbol: CMA
November 14, 2011	U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals’ Annual General Meeting Invitation

Vancouver,  BC  –  November  14,  2011  -  Cream  Minerals  Ltd.  (TSX-V  -  CMA) ("Cream" or the “Company”) is pleased to announce that the Company’s Annual General Meeting is to be held this Thursday, November 17, 2011, at 1:30 PM PST at the YWCA, MacMillan Bloedel Room, 4th Floor, 535 Hornby Street, Vancouver, BC V6C 2E8.

Cream Minerals is a silver-gold exploration company. The Company’s focus is advancing the Nuevo Milenio Silver-Gold Project, Nayarit Sate, Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Christopher Hebb, LLB, Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.